[Hogan & Hartson L.L.P. Letterhead]

January 31, 2006

BY EDGAR AND HAND DELIVERY

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Liquidity Services, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed January 17, 2006
  File No. 333-129656

Dear Mr. McTiernan:

        On behalf of Liquidity Services, Inc. (the "Company"), we are forwarding for filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the Company's Registration Statement on Form S-1 (SEC Registration No. 333-129656). Amendment No. 3 reflects changes made in response to the staff's letter of comment dated January 30, 2006 (the "Comment Letter"), as well as certain updates including those related to the Company's financial results for the quarter ended December 31, 2005. A copy of Amendment No. 3, which is marked to show all changes from Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the Commission on January 17, 2006, will be hand delivered to the staff.

        The Company's responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the enclosed, marked version of Amendment No. 3. Capitalized terms used but not defined in this letter have the definitions set forth in Amendment No. 3.

Form S-1

Risk Factors, page 11

        1.     We note your response to comment no. 3; however, we continue to believe that the additional disclosure regarding the extent of the discount is appropriate. As we previously noted, the extent of the discount to the acquisition cost of products acquired under the profit sharing model appears to have a significant impact on the extent of your inventory risk. Please revise or advise.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 16 of Amendment No. 3.

Note 9 Debt

Note Payable, page F-16

        2.     We have reviewed your response to our prior comment 17. During the time you were recording the fair value of the warrants pursuant to SFAS 150, please clarify why you discounted the amounts recorded to present value. Provide your basis under SFAS 150 for your accounting treatment.

        The Company advises the staff as follows:

        Under SFAS 150, the Company was required to account for the warrants at fair value prior to their exercise in August 2004. As more fully described in the response to comment 17 in the letter dated January 13, 2006 accompanying the filing of Amendment No. 2 (the "January 13 Response Letter"), the Company used a discounted cash flow model for this fair value estimate because there was no market for the warrants and therefore there was no quoted price to reference for valuation purposes. In applying the discounted cash flow model, the Company first determined the maximum potential amount payable under the various provisions set forth in the warrant agreement and then discounted such maximum potential amount from the date of the first possible redemption (May 16, 2008) to the applicable valuation date. The Company believes discounting this maximum potential amount payable is appropriate because the period of time to this redemption date was significant.

        The Company believes its discounted cash flow method was an appropriate approach to estimating the fair value of this instrument as contemplated by FASB Statement of Concepts No. 7, Using Cash Flow Information and Present Value in Accounting Measurements. The Company notes for the staff that it disclosed in the footnotes to its financial statements the maximum potential amount payable under the warrant agreement (i.e., prior to the application of the discount). The Company also notes that, as is more fully discussed in the January 13 Response Letter, these warrants were converted into common stock in August 2004 and the remaining redemption right for the resulting shares of common stock will expire upon the completion of the offering.

        The Company has discussed this accounting treatment and this response with Ernst & Young, including Greg Faucette of Ernst & Young's National SEC Matters Group.

Part II

Item 16. Exhibits and Financial Statement Schedules, page 5

Legal Opinion

        3.     We note your response to comment 18; however, we are unable to agree your analysis. As such, please revise the opinion to remove the assumption in (a)(i) in the third paragraph on page 3.

        The staff's comment is acknowledged. Concurrent with the delivery of this letter, the Company is supplementally providing the staff with a copy of Hogan & Hartson's revised draft opinion for the staff's review. Please refer to Exhibit A.

*    *    *    *    *

        In the January 13 Response Letter, the Company advised the staff that RBC Dain Rauscher Inc., an affiliate of RBC Capital Markets, will handle offers and sales under the directed share program on behalf of the Company. Under the cover of the January 13 Response Letter, the Company also provided to the staff copies of the directed share program materials to be distributed by RBC Dain Rauscher to prospective participants. Those materials included a participation instructions cover letter, an indication of interest form, an RBC Dain Rauscher New Account Form, an RBC Dain Rauscher Account Agreement and a Form W-8 or W-9. The Company has been informed by RBC Capital Market that the RBC Dain Rauscher New Account Form was revised recently. Therefore, concurrent with the delivery of this letter, the Company is supplementally providing the staff with a copy of the revised RBC Dain Rauscher New Account Form. Please see Exhibit B.

*    *    *    *    *

        If you have any questions or would like further information concerning the Company's responses to the Comment Letter or Amendment No. 3, please call the undersigned at (202) 637-5945 or Eun Ah Choi at (202) 637-3622. Thank you for your assistance.

                      Sincerely,

                      /s/ Joseph E. Gilligan

                      Joseph E. Gilligan

cc:
William P. Angrick, III
James M. Rallo
James E. Williams

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